Form N-SAR,
Sub-Item 77Q1(d)
Copies of any constituent
instruments defining the
rights of shareholders

Nuveen Enhanced AMT-Free Municipal Credit
Opportunities Fund f/k/a Nuveen Dividend
Advantage Municipal Income Fund

811-09475

The rights of the holders of each series of Preferred securities are described in the Statements Establishing and Fixing the Rights and Preferences. The registrant established three new series of Preferred Securities in connection with reorganization of three funds into the Registrant. These instruments are incorporated by reference to this Sub-Item 77Q1(d) the Form of which can be found in the SEC filing on Form DEF 14A on October 23, 2015, Accession No. 0001193125-15-351993.